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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

                               (Amendment No. 47)

                         ------------------------------

                              TELECOM ITALIA S.P.A.
                                (Name of Issuer)


ORDINARY SHARES OF EURO 0.55 PAR VALUE EACH                        87927W10
      (Title of class of securities)                           (CUSIP number)


                           ALEXANDER ROSENZWEIG, ESQ.
                     VICE PRESIDENT AND CHIEF LEGAL OFFICER
                           PIRELLI NORTH AMERICA, INC.
                                75 FIFTH STREET,
                                  SUITE 320-321
                             ATLANTA, GEORGIA 30308
                                 (404) 920-0744

                                 WITH A COPY TO:

                              ELLEN J. ODONER, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                            NEW YORK, NEW YORK 10153
                                 (212) 310-8000
            (Name, address and telephone number of person authorized
                     to receive notices and communications)

                                DECEMBER 19, 2006
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 7 Pages)

-------------------------------------------------------------              ---------------------------------------------------------
CUSIP No.  87927W10                                               13D                                                   Page 2 of 7
-------------------------------------------------------------              ---------------------------------------------------------
------------------------    --------------------------------------------------------------------------------------------------------
           1                NAME OF REPORTING PERSON                         PIRELLI & C. S.p.A.
                            I.R.S. IDENTIFICATION NO. Not Applicable OF ABOVE
                            PERSON
------------------------    --------------------------------------------------------------------------------------------------------
           2                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                (a) [X]
                                                                                                             (b) [ ]
------------------------    --------------------------------------------------------------------------------------------------------
           3                SEC USE ONLY
------------------------    --------------------------------------------------------------------------------------------------------
           4                SOURCE OF FUNDS:                                                  BK, WC
------------------------    --------------------------------------------------------------------------------------------------------
           5                CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):
                                                                                                                          [ ]
------------------------    --------------------------------------------------------------------------------------------------------
           6                CITIZENSHIP OR PLACE OF ORGANIZATION:                                             Italy
------------------------    --------------------------------------------------------------------------------------------------------
                                    7               SOLE VOTING POWER:                                     182,113,185
       NUMBER OF
         SHARES

      BENEFICIALLY
        OWNED BY

          EACH
       REPORTING

      PERSON WITH
                            -------------------     --------------------------------------------------------------------------------
                                    8               SHARED VOTING POWER:                                  2,407,345,359
                                                                                                           (See Item 5)
                            -------------------     --------------------------------------------------------------------------------
                                    9               SOLE DISPOSITIVE POWER:                                182,113,185

                            -------------------     --------------------------------------------------------------------------------
                                    10              SHARED DISPOSITIVE POWER:                             2,407,345,359
                                                                                                           (See Item 5)
------------------------    --------------------------------------------------------------------------------------------------------
          11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                      2,589,458,544
------------------------    --------------------------------------------------------------------------------------------------------
          12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                                                                          [ ]
------------------------    --------------------------------------------------------------------------------------------------------
          13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                       19.35%

------------------------    --------------------------------------------------------------------------------------------------------
          14                TYPE OF REPORTING PERSON:                              CO







                               Page 2 of 7 pages

-------------------------------------------------------------              ---------------------------------------------------------
CUSIP No.  87927W10                                               13D                                                   Page 3 of 7
-------------------------------------------------------------              ---------------------------------------------------------

------------------------    --------------------------------------------------------------------------------------------------------
           1                NAME OF REPORTING PERSON                         OLIMPIA S.p.A.
                            I.R.S. IDENTIFICATION NO. Not Applicable OF ABOVE
                            PERSON
------------------------    --------------------------------------------------------------------------------------------------------
           2                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                (a) [X]
                                                                                                             (b) [ ]
------------------------    --------------------------------------------------------------------------------------------------------
           3                SEC USE ONLY
------------------------    --------------------------------------------------------------------------------------------------------
           4                SOURCE OF FUNDS:                                                  WC
------------------------    --------------------------------------------------------------------------------------------------------
           5                CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):
                                                                                                                          [ ]
------------------------    --------------------------------------------------------------------------------------------------------
           6                CITIZENSHIP OR PLACE OF ORGANIZATION:                                             Italy
------------------------    --------------------------------------------------------------------------------------------------------
                                    7               SOLE VOTING POWER:                                          0
       NUMBER OF
         SHARES

      BENEFICIALLY
        OWNED BY

          EACH
       REPORTING

      PERSON WITH
                            -------------------     --------------------------------------------------------------------------------
                                    8               SHARED VOTING POWER:                                  2,407,345,359
                                                                                                           (See Item 5)
                            -------------------     --------------------------------------------------------------------------------
                                    9               SOLE DISPOSITIVE POWER:                                     0

                            -------------------     --------------------------------------------------------------------------------
                                    10              SHARED DISPOSITIVE POWER:                             2,407,345,359
                                                                                                           (See Item 5)
------------------------    --------------------------------------------------------------------------------------------------------
          11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                      2,407,345,359
                                                                                                           (See Item 5)
------------------------    --------------------------------------------------------------------------------------------------------
          12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                                                                          [ ]
------------------------    --------------------------------------------------------------------------------------------------------
          13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                       17.99%
                                                                                                                   (See Item 5)
------------------------    --------------------------------------------------------------------------------------------------------
          14                TYPE OF REPORTING PERSON:                              CO








                               Page 3 of 7 pages

                 This Amendment No. 47 amends the Statement on Schedule 13D, dated August 9, 2001, as amended (as previously amended, the "Statement on Schedule 13D"), filed by Pirelli S.p.A. (which, as reported in Amendment No. 21 to the Statement on Schedule 13D, subsequently merged with and into Pirelli & C. S.p.A., a company incorporated under the laws of the Republic of Italy), and, commencing with Amendment No. 1 thereto, Olimpia S.p.A., a company incorporated under the laws of the Republic of Italy, with respect to the ordinary shares, euro 0.55 par value per share, of Telecom Italia S.p.A., a company incorporated under the laws of the Republic of Italy. Capitalized terms used in this Amendment without definition have the meanings ascribed to them in the Statement on Schedule 13D.

                  Pirelli & C., Olimpia, Edizione Holding and Edizione Finance are members of a group with respect to the Telecom Italia Shares. (By virtue of the 2006 Shareholders Agreement described in Amendment No. 45 to the Statement on Schedule 13D, Assicurazioni Generali S.p.A. and Mediobanca S.p.A. may also be deemed to be members of that group.) This Amendment constitutes a separate filing on Schedule 13D by Pirelli & C. and Olimpia in accordance with Rule 13d-1(k)(2) under the Securities Exchange Act of 1934. Pirelli & C. and Olimpia are responsible solely for the information contained in their separate filing, except that information contained in the Statement on Schedule 13D concerning any director or officer of Olimpia nominated by Edizione Holding or Edizione Finance has been provided by the nominating person or by such nominee director or officer.

ITEM 2.  IDENTITY AND BACKGROUND

         On December 19, 2006, a shareholders' meeting of Olimpia resolved to amend the by-laws of Olimpia by (a) reducing the size of the board of directors from ten to six (and limiting the number of directors that may be drawn from any individual shareholder's list of nominees to half of the total number of directors) and (b) reducing to 81 percent the proportion of the total number of Olimpia shares required to be (i) represented at an extraordinary shareholders meeting in order to constitute a quorum and (ii) affirmatively voted in order to approve any resolution at an extraordinary shareholders meeting.

         Also at the shareholders' meeting of Olimpia, each of the following individuals was elected to the board of directors for a term of three fiscal years: Mr. Marco Tronchetti Provera, Mr. Carlo A. Puri Negri, Mr. Luciano Gobbi, Mr. Gilberto Benetton, Mr. Gianni Mion and Mr. Giancarlo Olgiati. Each of Messrs. Tronchetti Provera, Puri Negri and Gobbi was nominated by Pirelli & C., and each of Messrs. Benetton, Mion and Olgiati was nominated by Edizione Holding and Edizione Finance. (Subsequently, at a meeting of the Olimpia's board of directors held on the same date, Mr. Tronchetti Provera was confirmed as Chairman of Olimpia and Mr. Benetton was confirmed as Vice-Chairman of Olimpia.) Information concerning each of Messrs. Tronchetti Provera, Puri Negri, Gobbi, Benetton and Mion has previously been filed on this Statement on Schedule 13D. Mr. Olgiati's present principal occupation is partner of the Swiss law firm of Ghiringhelli, Olgiati e Asssociati and his business address is Via Nassa 38, 6900 Lugano, Switzerland. Mr. Olgiati is a Swiss citizen. He does not beneficially own any securities of Telecom Italia.


                               Page 4 of 7 pages

         During the past five years, to the knowledge of Pirelli & C. and Olimpia, Mr. Olgiati has not been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

         A copy of a press release issued by Olimpia in connection with the December 19, 2006 shareholders' meeting is filed as Exhibit 107.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         Reference is made to the swap transaction between Pirelli & C. and Credit Agricole Lazard Financial Products Bank ("Calyon") described in Item 5 of Amendment No. 7 to the Statement on Schedule 13D (the "Calyon Swap Transaction"). On November 23, 2006, the parties settled the Calyon Swap Transaction in cash without the physical delivery of any securities.

         Reference is made to the equity swap transaction between PFL and JPMorgan Chase Bank ("JPMorgan") described in Item 5 of Amendment No. 10 to the Statement on Schedule 13D (the "JPMorgan Swap Transaction"). On December 19, 2006, the parties settled the JPMorgan Swap Transaction in cash without the physical delivery of any securities.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

107. Press Release, dated as of December 19, 2006, issued by Olimpia.









                               Page 5 of 7 pages

                                  EXHIBIT INDEX

Exhibit No.
-----------

   107.       Press Release, dated as of December 19, 2006, issued by Olimpia.


































                               Page 6 of 7 pages

                                   SIGNATURES

                  After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.


Date:  December 21, 2006

                                PIRELLI & C. S.p.A.

                                By: /s/ Anna Chiara Svelto
                                    ----------------------------------------
                                    Name: Anna Chiara Svelto
                                    Title: Attorney-in-fact


                                OLIMPIA S.p.A.

                                By: /s/ Luciano Gobbi
                                    ----------------------------------------
                                    Name: Luciano Gobbi
                                    Title: Director and Attorney-in-fact





















                               Page 7 of 7 pages